UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alterra Capital Holdings Limited

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

G0229R108

(CUSIP Number)

D. Michael Jones

Markel Corporation

4521 Highwoods Parkway

Glen Allen, VA 23060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Nicholas F. Potter, Esq.

Gregory V. Gooding, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

December 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G0229R108

1	NAMES OF REPORTING PERSONS Markel Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,292,245 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,203,817 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,292,245 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO, IC

(1)	Represents (a) 21,203,817 voting common shares of Alterra Capital Holdings Limited, a Bermuda exempted company (the “Issuer”), par value $1.00 per share (“Common Shares”) and (b) 1,088,428 restricted Common Shares, that, in each case, are subject to certain shareholder voting agreements, dated as of December 18, 2012 (each, an “Issuer Shareholder Voting Agreement”), entered into by Markel Corporation, a Virginia corporation (“Markel”) and certain shareholders of the Issuer. Such number does not include 10,892,355.12 Common Shares acquirable upon the exercise of options and warrants, which would become subject to the above referenced Issuer Shareholder Voting Agreements, if such options or warrants are exercised, on or after the date hereof. Under Rule 13d-4, Markel expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Markel as to the beneficial ownership of such Common Shares or other securities.
(2)	Represents 21,203,817 Common Shares that are subject to Issuer Shareholder Voting Agreements which include provisions limiting the ability of the holders of such instruments to transfer the Common Shares, options, warrants or restricted share awards held by them during the term of the Issuer Shareholder Voting Agreements. Such number does not include (a) 1,088,428 restricted Common Shares or (b) 10,892,355.12 Common Shares acquirable upon the exercise of options and warrants. Under Rule 13d-4, Markel expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Markel as to the beneficial ownership of such Common Shares or other securities.
(3)	Such percentage is of the voting power of Common Shares outstanding as of December 17, 2012 (after applying certain voting cut-backs in accordance with the Issuer’s bye-laws), as represented to Markel by the Issuer under the terms of the Agreement and Plan of Merger, dated as of December 18, 2012, by and among the Issuer, Commonwealth Merger Subsidiary Limited, a Bermuda exempted company and a wholly owned subsidiary of Markel, and Markel.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule”) relates to voting common shares of Alterra Capital Holdings Limited, a Bermuda exempted limited liability company (the “Issuer”), par value $1.00 per share (“Common Shares”). The address and principal office of the Issuer is Alterra House, 2 Front Street, Hamilton, HM 11 Bermuda.

Item 2. Identity and Background.

(a)	This Schedule is being filed by Markel Corporation, a Virginia corporation (“Markel”).

(b)	The address and principal office of Markel is:

4521 Highwoods Parkway

Glen Allen, Virginia 23060-6148

(c)	Markel is a Virginia-headquartered diverse financial holding company serving a variety of niche markets. Its principal business markets and underwrites specialty insurance products.

(d)	The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Markel are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(e)	During the past five years, none of Markel or, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Markel entered into the Issuer Shareholder Voting Agreements (as defined in Item 4 herein) in connection with the Agreement and Plan of Merger, dated as of December 18, 2012 (the “Merger Agreement”) by and among the Issuer, Commonwealth Merger Subsidiary Limited, a Bermuda exempted company and a wholly owned subsidiary of Markel (“Merger Sub”), and Markel. Markel has not paid any consideration to the Issuer or the shareholders of the Issuer who are parties to the Issuer Shareholder Voting Agreements in respect of such agreements. Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer, as the surviving company, becoming a wholly owned subsidiary of Markel. For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. For a summary of certain provisions of the Issuer Shareholder Voting Agreements, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The form of Issuer Shareholder Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Agreement and Plan of Merger

On December 18, 2012, Markel, the Issuer and Merger Sub entered into the Merger Agreement. Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer, as the surviving company, becoming a wholly owned subsidiary of Markel.

Under the Merger Agreement, upon the closing of the Merger, each issued and outstanding Issuer common share (other than any Issuer common shares with respect to which appraisal rights have been duly exercised under Bermuda law), will automatically be converted into the right to receive (a) 0.04315 validly issued, fully paid and nonassessable Markel Common Shares, together with any cash paid in lieu of fractional shares, and (b) $10.00 in cash, without interest. Consummation of the Merger is conditioned upon, among other things, the approval of the issuance of Common Shares by Markel to the Issuer’s shareholders by at least a majority of votes cast at a special general meeting of Markel’s shareholders (as required by the rules of the New York Stock Exchange). The Merger is also subject to certain other customary closing conditions.

Under the Merger Agreement, Markel has agreed to take the necessary actions to increase the authorized number of directors from ten to twelve members and for two individuals designated by the Issuer and approved by the nominating/corporate governance committee of Markel’s board of directors, such approval not to be unreasonably withheld, to be appointed to Markel’s board of directors, effective as of the effective time of the Merger.

The Merger Agreement contains customary representations and warranties of Markel and the Issuer. In addition, the Merger Agreement contains customary covenants of Markel, including, among others, covenants (i) not to undertake certain kinds of actions during this interim period, (ii) to hold a shareholder meeting to put the matters that require the approval of the Markel’s shareholders before them for their consideration and (iii) to use its reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals, subject to certain customary limitations. The Merger Agreement also contains covenants of the Issuer, including, among others, covenants (a) to conduct the Issuer’s businesses in the ordinary course during the interim period between the execution of the Merger Agreement and completion of the Merger, (b) not to engage in certain kinds of transactions during this interim period, (c) to hold a shareholder meeting to put the matters that require the approval of the Issuer’s shareholders before its shareholders for their consideration and (d) to use their reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals, subject to certain customary limitations.

The Merger Agreement also contains a covenant under which the parties have agreed that they will not, and will use reasonable best efforts to cause their respective representatives not to, solicit, facilitate (including by providing information), or participate in any negotiations or discussions with any person relating to, any takeover proposal, as further described in and subject to the exceptions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference.

Voting Agreements

On December 18, 2012, Markel entered into voting agreements with certain shareholders of the Issuer (each, an “Issuer Shareholder Voting Agreement”) who are beneficial owners of the Issuer in connection with the execution of the Merger Agreement. Set forth in Schedule I hereto is a list of shareholders of the Issuer that are parties to an Issuer Shareholder Voting Agreement. To Markel’s knowledge, based on a representation made by the Issuer to Markel in the Merger Agreement, such shareholders own or control in the aggregate approximately 19.6% (after applying certain voting cut-backs in accordance with the Issuer’s bye-laws) of the voting power of the Common Shares outstanding as of December 17, 2012.

Under the Issuer Shareholder Voting Agreements, each such shareholder agreed, among other things, to vote all of such shareholder’s Common Shares in favor of the matters to be submitted to the vote of the Issuer’s shareholders in connection with the Merger, including (1) in favor of approval and adoption of an amendment to the Issuer’s bye-laws to reduce the shareholder vote required to approve a merger with any other company from the affirmative vote of three-fourths of the votes cast thereon at a general meeting of the shareholders to a simple majority, (2) in favor of approval and adoption of the Merger Agreement and the Merger and the other transactions contemplated thereby, (3) in favor of any proposal that the board of directors of the Issuer has determined is designed to facilitate the Merger and has recommended that the Issuer shareholders adopt, (4) against any action or agreement that has or would be reasonably likely to result in any conditions to the Issuer’s obligations to effect the Merger under the Merger Agreement not being fulfilled, (5) against any takeover proposal (as defined in the Merger Agreement) and (6) against any amendments to the Issuer’s organizational documents or other action, agreement, proposal or transaction involving the Issuer or any of its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or change, in any manner, the voting rights of any class of capital stock of the Issuer. Each such shareholder has also granted a proxy to Markel and up to two designated representatives of Markel to vote such shareholder’s Common Shares in accordance with the terms of the Issuer Shareholder Voting Agreement.

Those shareholders of the Issuer executing an Issuer Shareholder Voting Agreement agree that for a period beginning on December 18, 2012 and ending three months following the effective time of the Merger, they will not offer or agree to directly or indirectly sell, transfer, assign or otherwise dispose of or create or permit to exist any encumbrance with respect to any Common Shares, options, warrants or restricted share awards owned by such person, subject to customary exceptions.

The foregoing description of the Issuer Shareholder Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Form of Issuer Shareholder Agreement, a copy of which is filed as Exhibit 2 hereto and the terms of which are incorporated herein by reference in their entirety.

Other than as set forth in this Item 4, Markel has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

(a)- (b) As of the date of this Schedule, as a result of the Issuer Shareholder Voting Agreements, Markel may be deemed to be the beneficial owner of 22,292,245 Common Shares, composed of (i) 21,203,817 Common Shares and (ii) 1,088,428 restricted Common Shares. Markel may be deemed to have shared voting power with respect to all such Common Shares. To Markel’s knowledge, based on a representation made by the Issuer to Markel in the Merger Agreement, such shareholders own or control in the aggregate approximately 19.6% (after applying certain voting cut-backs in accordance with the Issuer’s bye-laws) of the voting power of the Common Shares outstanding as of December 17, 2012.

Under Rule 13d-4, Markel expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Markel as to the beneficial ownership of such Common Shares or other securities.

As of the date of this Schedule, as a result of the Issuer Shareholder Voting Agreements, Markel may be deemed to have shared dispositive power with respect to 21,203,817 Common Shares. To Markel’s knowledge, based on a representation made by the Issuer to Alterra in the Merger Agreement, such shareholders own or control in the aggregate approximately 19.6% (after applying certain voting cut-backs in accordance with the Issuer’s bye-laws) of the voting power of the Common Shares outstanding as of December 17, 2012. Under Rule 13d-4, Markel expressly disclaims beneficial ownership of any Common Shares or other securities of the Issuer subject to the Issuer Shareholder Voting Agreements, and nothing herein shall be deemed an admission by Markel as to the beneficial ownership of such Common Shares or other securities.

(c) - (d) Except as described herein, none of Markel, nor to the best of its knowledge, any other person referred to in Annex A attached hereto, has acquired or disposed of any Common Shares during the past 60 days. Furthermore, Markel knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of December 18, 2012, by and among Alterra Capital Holdings Limited, Markel Corporation and Commonwealth Merger Subsidiary Limited (incorporated herein by reference to Exhibit 2.1 on the Current Report on Form 8-K filed by Markel Corporation with the Securities and Exchange Commission on December 19, 2012)

2.	Form of Issuer Shareholder Voting Agreement, dated as of December 18, 2012 (incorporated herein by reference to Exhibit 10.1 on the Current Report on Form 8-K filed by Markel Corporation with the Securities and Exchange Commission on December 19, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 2012

MARKEL CORPORATION

By:	/s/ D. Michael Jones
Name:	D. Michael Jones
Title:	General Counsel and Secretary

Schedule I

Shareholders of the Issuer Party to Issuer Shareholder Voting Agreements

Trident III Professionals Fund, L.P.

Trident III, L.P.

The Chubb Corporation

Deal Leaders Offshore Fund, L.P.

Diamond Castle Partners IV Offshore Fund, L.P.

James D. Carey

K. Bruce Connell

W. Thomas Forrester

Meryl D. Hartzband

Willis T. King Jr.

James H. MacNaughton

Stephan F. Newhouse

Michael O’Reilly

Andrew Rush

Mario P. Torsiello

James L. Zech

W. Marston Becker

Joseph W. Roberts

Peter A. Minton

Andrew Cook

Thomas C. Wafer

Annex A

MARKEL CORPORATION

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of Markel Corporation as of December 18, 2012. The principal business address of each person listed below is c/o Markel Corporation 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148.

DIRECTORS OF MARKEL CORPORATION

Name	Present Occupation	Citizenship

Alan I. Kirshner	Chairman of the Board and Chief Executive Officer, Markel Corporation	United States

Anthony F. Markel	Vice Chairman of the Board, Markel Corporation	United States

Steven A. Markel	Vice Chairman of the Board, Markel Corporation	United States

J. Alfred Broaddus, Jr.	Private Investor; Retired President, Federal Reserve Bank of Richmond	United States

Douglas C. Eby	Private Investor	United States

Stewart M. Kasen	Retired	United States

Lemuel E. Lewis	Retired	United States

Darrell D. Martin	Retired	United States

Jay M. Weinberg	Retired	United States

Debora J. Wilson	Retired	United States

EXECUTIVE OFFICERS OF MARKEL CORPORATION

Name	Present Occupation	Citizenship

Alan I. Kirshner	Chairman of the Board and Chief Executive Officer, Markel Corporation	United States

Anthony F. Markel	Vice Chairman of the Board, Markel Corporation	United States

Steven A. Markel	Vice Chairman of the Board, Markel Corporation	United States

F. Michael Crowley	President and Co-Chief Operating Officer, Markel Corporation	United States

Thomas S. Gayner	President and Chief Investment Officer, Markel Corporation	United States

Richard R. Whitt, III	President and Co-Chief Operating Officer, Markel Corporation	United States

Gerard Albanese, Jr.	Executive Vice President and Chief Underwriting Officer, Markel Corporation	United States

Bradley J. Kiscaden	Executive Vice President and Chief Actuarial Officer, Markel Corporation	United States

Anne G. Waleski	Vice President and Chief Financial Officer, Markel Corporation	United States

Britton L. Glisson	Chief Administrative Officer, Markel Corporation	United States